Exhibit 99.3

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS

Supplementary Mail Form - Sun Life Financial Inc.

Dear investor:

Sun Life Financial Inc. publishes interim financial statements and the related management’s discussion and analysis which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these documents by mail, you can either:

1. Complete and return this Supplementary Mail Form in the return envelope provided; or

2. Complete and mail this Supplementary Mail Form to our Transfer Agent at:

CST Trust Company P.O. Box 700, Station B Montreal, Quebec Canada H3B 3K3; or

3. Sign up at: www.canstockta.com/financialstatements. Use the Sun Life Financial company code: 6981b.

If you do not provide instructions, the interim financial statements and related management’s discussion and analysis will not be mailed to you. This card will be mailed to you annually.

Please print

Name:

Address:

Postal Code:

Signature:

R-1-15